Hewlett-Packard Company 3000 Hanover Street Mail Stop 1050 Palo Alto, CA 94304-1112

David Ritenour Corporate Legal Department Hewlett-Packard Company (650) 857-3059 Tel (650) 857-4837 Fax david.ritenour@hp.com	VIA EDGAR February 27, 2009 Ms. Kari Jin U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:	Hewlett-Packard Company Form 10-K for the Fiscal Year Ended October 31, 2008 Filed December 18, 2008 File No. 001-04423

Dear Ms. Jin:

Thank you for your letter dated February 10, 2009 with regard to the above-referenced filing. As you and I have discussed, we hereby request an extension until March 12, 2009 to respond to the Staff’s comments.

Please feel free to contact me at (650) 857-3059 if you have any questions about this request.

Very truly yours,

/s/ David Ritenour
David Ritenour